Ellington Residential Mortgage REIT
53 Forest Avenue
Old Greenwich, CT 06870

November 6, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of Disclosure Filed in Exchange Act Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ellington Residential Mortgage REIT (“EARN”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the U.S. Securities and Exchange Commission on November 4, 2015 (“Form 10-Q”). This disclosure can be found beginning on page 54 of the Form 10-Q. EARN has made such disclosure based on information provided by other companies that may be deemed to be under “common control” with EARN, and not because of any conduct by EARN.

Very truly yours,

/s/ Jason Frank
Jason Frank
Corporate Counsel and Secretary